

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

<u>Via E-mail</u>
Dr. Geoffrey Guy
Executive Chairman
GW Pharmaceuticals plc
Porton Down Science Park, Salisbury
Wiltshire, SP4 0JQ
United Kingdom

> **Re: GW Pharmaceuticals plc**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form F-1**
> **Submitted March 6, 2013**
> **CIK No. 0001351288**

Dear Dr. Guy:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Years ended September 30, 2012 and 2011
Revenue, page 58

1. Please revise your disclosure to explain why the volume of Sativex sold in-market by your partners increased year on year by 108% and the expected effect, if any, of the underlying cause or for any known trend, event or uncertainty.

Business
Our Proprietary Cannabinoid Product Platform, page 76

2. We note your response to prior comment 5. Please include in your disclosure your statement concerning how THC's intoxicating effect is generated and how CBD does not

create the same activity. Please be specific as to whether these conclusions are based in part or in whole on your observations from your clinical trials, as your disclosure currently implies, or whether they are generally accepted in the scientific community. If the publication you cite in your response pertains only to the different pharmacologies of CBD and THC, please cite to any other scientific publications that relate to the non-intoxicating effects of CBD.

Our Strategic Alliances and Collaborations, page 94

3. Please clarify your statement "Royalties will be received in arrears based upon in-market net sales declarations from partners," specifically the length of time (e.g. quarterly, monthly) as "received in arrears" is vague.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3862 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Edward S. Best
David S. Bakst
Mayer Brown LLP
1675 Broadway
New York, NY 10019

Jonathan L. Kravetz
David T. Kajunski
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111